Filed by: Sovereign Bancorp, Inc.
This communication is filed pursuant to Rule 425 under
the Securities Act of 1933, as amended.
Subject Company: Sovereign Bancorp Inc.
Commission File Number: 1-16581
Date: January 12, 2009
January 12, 2009
Dear Shareholder:
The Special Meeting of Shareholders to approve the transaction with Banco Santander, scheduled for January 28, 2009, is rapidly approaching. Our records show that you have not yet voted and we want to remind you that every vote counts. Please take a minute today to sign, date and mail the enclosed proxy card to ensure that your shares are represented. For your convenience we have made internet and telephone voting options available and you will find easy to follow instructions in your proxy. Please have the control number from your proxy card available when you call or log-on.
Your Board of Directors strongly believes that Santander’s acquisition of Sovereign is in the best interests of Sovereign, its shareholders and its other constituencies. After careful consideration, and upon the recommendation of the special committee of Sovereign’s Board that is unaffiliated with Santander, the Sovereign Board (excluding all directors affiliated with Santander) unanimously determined that the transaction is in the best interests of Sovereign, its shareholders and its other constituencies and recommends that shareholders vote “FOR” the transaction.
A COMBINED SOVEREIGN-SANTANDER CREATES A STRONGER COMPANY
FOR OUR SHAREHOLDERS AND OTHER CONSTITUENCIES.
As a new shareholder in Santander, you will be able to participate in the combined company’s upside potential, including Santander’s global leadership and market strength. Consider these facts about Santander:
•	Santander earns between 80% and 90% of its profit from its core retail and commercial banking businesses;
•	It has over 13,000 branches, more than any other international bank in the world, serving 80 million customers and supported by leading IT capabilities;
•	Santander is one of the world’s top ten leading banks by market capitalization and Number 1 in the euro zone;
•	Santander is highly diversified geographically, with revenue streams in Spain and the rest of Continental Europe, the United Kingdom and Latin America;
•	Santander operates with the strategic and financial discipline needed to grow even in challenging times, maintaining strong levels of solvency and liquidity and providing timely and thorough financial information; and
•	Santander has more than 150 years of experience in banking and has a strong track record of successful acquisitions and operations in more than 40 countries.

YOUR VOTE IS EXTREMELY IMPORTANT. TIME IS SHORT.
PLEASE VOTE YOUR SHARES TODAY!
We thank you for your participation and support for this transaction.
Sincerely,
R. Michael Ehlerman on behalf of the Board of Directors

Forward-Looking Statements
This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the conditions in the transaction agreement, Santander’s ability to successfully combine the businesses of Santander and Sovereign and to realize expected synergies from the combination, and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors described under the headings ‘Risk Factors’ and ‘Operating and Financial Review and Prospects’ in Santander’s annual report on Form 20-F for the year ended December 31, 2007, as filed with the US Securities and Exchange Commission (the “SEC”). Neither Santander nor Sovereign undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.
Additional Information About This Transaction
In connection with the proposed transaction, Santander has filed with the SEC a registration statement on Form F-4 that includes a definitive proxy statement of Sovereign, dated December 19, 2008, that also constitutes a prospectus of Santander. Sovereign has commenced mailing the proxy statement/prospectus to its stockholders. Sovereign urges investors and security holders to read the proxy statement/prospectus regarding the proposed transaction that was filed with the SEC because it contains important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.
Proxy Solicitation
Santander, Sovereign and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Santander’s executive officers and directors in its annual report on Form 20-F filed with the SEC on June 27, 2008. You can find information about Sovereign’s executive officers and directors in its definitive proxy statement filed with the SEC on March 24, 2008. You can obtain free copies of these documents as described above.